Exhibit 99.8

Information for holders of Shell Transport Second Preference Shares

Unification of Shell Transport and Royal Dutch

Information for holders of Shell Transport Second Preference Shares

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. As part of the proposals, it is also proposed to cancel and repay the Shell Transport Second Preference Shares. Shell Transport is now asking shareholders to vote on the proposals at meetings to be held on June 28, 2005.

This leaflet sets out information on:

–	the process for voting on these proposals;

–	how and when your Shell Transport Second Preference Shares will be cancelled and repaid; and

–	where to obtain further information.

Enclosed with this leaflet are a number of other documents:

–	the Scheme Document that provides details of the proposals for the unification of Shell Transport and Royal Dutch and the cancellation and repayment of the Shell Transport Second Preference Shares;

–	a cream form of proxy for the Shell Transport EGM; and

–	a document request form.

Before deciding what course of action to take, it is important that you read the details of the transaction set out in the Scheme Document and, in particular, the explanatory statement set out in Part 2.

The purpose of this leaflet and the Scheme Document is to provide you with brief details of the transaction and to allow you to take the necessary action in relation to it. However, for those who require or would like additional information, two longer, more detailed documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available at www.shell.com/unification or on request. Details of how you can request copies of these documents are set out on page 4 of this leaflet.

Capitalised words in this leaflet have the meanings given in Part 5 of the Scheme Document.

Voting Information

What are the meetings?

Three separate shareholder meetings will be held on June 28, 2005:

The Shell Transport annual general meeting

Under the Shell Transport Articles, you are not entitled to attend this meeting.

The Court Meeting

The Court Meeting is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme of Arrangement which forms part of the proposals for the unification of Shell Transport and Royal Dutch. You are not, therefore, entitled to attend this meeting.

The Shell Transport extraordinary general meeting (Shell Transport EGM)

The Shell Transport EGM will consider resolutions to approve and implement the Scheme and the cancellation and repayment of the Shell Transport Preference Shares. The notice for this meeting is set out in Part 7 of the Scheme Document.

The Shell Transport annual general meeting will commence promptly at 11am, the Court Meeting at 12 noon (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10pm (or as soon thereafter as the Court Meeting concludes or is adjourned).

Where are the meetings?

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

Speaking and Voting at the Shell Transport EGM

You have the right to attend, speak and vote at the Shell Transport EGM (or, if you are not attending this meeting, to appoint someone else as your “proxy’’ to attend and vote on your behalf) if you are on Shell Transport’s register of members at 6pm on June 26, 2005. You are not entitled to attend, speak or vote at the Court Meeting as the Scheme relates only to Shell Transport Ordinary Shares.

All resolutions at the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every one Shell Transport Second Preference Share you hold as at 6pm on June 26, 2005, you, or your proxy, will be entitled to one vote on each poll.

Appointment of proxy

You may appoint a proxy (someone who will attend the Shell Transport EGM and vote on your behalf) by completing and returning the enclosed cream form of proxy. For your convenience, the chairman of the meeting has been pre-selected as your proxy. However, you may choose someone else to be your proxy by writing the name of your preferred choice in the box provided on the form of proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder, he or she will not be entitled to speak at the meeting unless the chairman allows them to do so.

Before completing the cream form of proxy, please read the explanatory notes on that form.

The completion and return of the cream form of proxy will not prevent you from attending and voting in person at the Shell Transport EGM, or any adjournment of that meeting, if you wish to do so. You are therefore encouraged to complete and return the cream form of proxy whether or not you plan to attend the Shell Transport EGM.

In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the cream form of proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that particular resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

Posting details

The form of proxy has the reply-paid address printed on the reverse. Once completed, you should tear off the return section of the form and put it in the post. If you would prefer, you may return the form of proxy in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. The cream form of proxy must be received no later than 12.10pm on June 26, 2005 (faxes will not be accepted).

Electronic appointment

Arrangements for holders of certificated shares

If you hold your shares in certificated form, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your cream form of proxy to hand when you log on. The electronic proxy appointment must be received no later than 12.10pm on June 26, 2005. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website.

Arrangements for holders of shares in CREST

If you hold your shares in uncertificated form (i.e. in CREST), you may appoint a proxy electronically by using the CREST proxy appointment service in accordance with the procedures set out in the rules governing the operation of CREST (please refer also to the notes to the notice of the Shell Transport EGM set out in Part 7 of the Scheme Document). The CREST proxy appointment (or any amendment to a previous proxy appointment) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) no later than 12.10pm on June 26, 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST core processor) from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST. You should note that CREST normal system timings and limitations will apply in relation to the input of CREST proxy instructions.

Returning the form of proxy or appointing a proxy electronically will not prevent you from attending in person and voting at the Shell Transport EGM. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

Attending the Shell Transport EGM

If you plan to attend the Shell Transport EGM, please keep the cream admission form and bring it with you to the meeting. When you arrive at ExCeL on June 28, 2005 to attend the meeting, you should hand the admission form in at the shareholder registration desk. If you do not bring the cream admission form to the Shell Transport EGM, you will still be able to attend the meeting but it will delay the registration process when you arrive.

Joint shareholders

If you jointly hold your Shell Transport Second Preference Shares with one or more people, each of you may attend and speak at the Shell Transport EGM or appoint a proxy. However, if more than one of you votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the joint holder whose name is listed first on Shell Transport’s register of members in respect of that joint holding.

Repayment of Shell Transport Second Preference Shares

If the special resolutions relating to the cancellation and repayment of the Shell Transport Preference Shares are passed at the Shell Transport EGM, in consideration for the cancellation of your Shell Transport Second Preference Shares you will receive £1.4735 (subject to rounding) from Shell Transport for each of your Shell Transport Second Preference Shares.

The figure set out above has been calculated on the assumption that repayment of the capital paid up on the Shell Transport Second Preference Shares takes place on July 19, 2005. If repayment takes place after July 19, 2005, the amount to be received by you will increase (to reflect the resulting increased dividend entitlement.

You are advised to refer to page 4 of the Scheme Document for more information as to how this amount has been calculated.

Payment will be made to those holders of Shell Transport Second Preference Shares whose names appear in Shell Transport’s register of members at the Cancellation and Repayment Record Time (expected to be 6pm on July 14, 2005).

All cheques and warrants will be in sterling drawn on a UK clearing bank and will be made payable to you or, if you hold your Shell Transport Second Preference Shares jointly, to the joint holder whose name is listed first on Shell

Transport’s register of members in respect of that joint holding at the Cancellation and Repayment Record Time or to any other person (if any) as you and your joint holder direct in writing. Once you have cashed your cheque or warrant, this will be a complete discharge for the monies represented by that cheque or warrant.

Further Information

The Long Form Scheme Document and the Listing Particulars, which contain detailed information on the transaction, are available on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the Long Form Scheme Document and/or the Listing Particulars, please complete and return the Document Request Form.

If you have any questions relating to the actions available to you, the Scheme Document or the completion and return of the enclosed form of proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30am to 5.30pm. For legal reasons, the shareholder helpline will only be able to provide information contained in the Scheme Document, the Long Form Scheme Document and the Listing Particulars and practical information about how to complete the enclosed forms. It will be unable to give advice on the merits of the transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or provide any financial or taxation advice.

Contact Information

Shareholder helpline:
0800 169 1679
or, if you are calling from outside the UK,
+44 1903 276 323

Website:
www.shell.com/unification

Questions and Answers

What are the proposals?

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. As part of the proposals, it is also proposed to cancel and repay the Shell Transport Second Preference Shares. Shell Transport is now asking shareholders to vote on the proposals at meetings to be held on June 28, 2005.

Why are these special meetings being held?

The Court Meeting and the Shell Transport EGM are being held to decide whether to approve the Scheme of Arrangement, which forms part of the proposals for the unification of Shell Transport and Royal Dutch, and related proposals. They will take place after the normal Shell Transport annual general meeting.

Who can come to these meetings?

Any holder of Shell Transport Second Preference Shares can attend the Shell Transport EGM and vote. In order to speed up registration on arrival, you should bring the cream admission form with you. Holders of Shell Transport Second Preference Shares are not entitled to attend or vote at the Court Meeting as the Scheme relates only to Shell Transport Ordinary Shares.

Where is the Shell Transport EGM being held?

The Shell Transport EGM will take place on June 28 at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

How do I vote if I can’t come to the Shell Transport EGM?

You need to fill in the cream proxy form. Once completed you should tear off the return section of this form and put it in the post. If you would prefer, you may return the form of proxy in an envelope (please do not fold) addressed as set out on page 2 of this leaflet. The chairman of the meeting will automatically be appointed as your proxy to vote for you unless you appoint someone to attend the meeting on your behalf. You can still attend the meeting even if you have sent in a proxy form.

When do I need to send in my proxy form?

The deadline for receiving the proxy form is 12.10pm on June 26, 2005.

Can I appoint a proxy electronically?

Yes, you can register your proxy by logging on to www.sharevote.co.uk. You need to do this by 12.10pm June 26, 2005.

Does the cancellation and repayment of my Shell Transport Second Preference Shares depend on the Scheme being approved?

No. The cancellation and repayment of your shares does not depend on the Scheme becoming effective, it depends only on the resolutions to cancel and repay the Shell Transport Preference Shares being passed at the Shell Transport EGM and the sanctioning of the cancellation and repayment by the High Court.